Exhibit 99.2

ASX ANNOUNCEMENT 12 June 2025

Notice Under Section 708A(5) of the Corporations Act 2001

This notice is given by Radiopharm Theranostics Limited (ASX:RAD) (‘RAD’ or the ‘Company’) under section 708A(5)(e) of the Corporations Act 2001 (the ‘Corporations Act’).

Type	Shares
Class/description	Ordinary Fully Paid
ASX code	RAD
Date of issue	11 June 2025
Number issued	30,969,360

The Company gives notice under section 708A(5)(e) of the Corporations that:

1.	the Company issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii)	sections 674 and 674A of the Corporations Act; and

3.	as at the date of this notice, there is no information to be disclosed which is ‘excluded information’ (as defined in sections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by the Company.

Phillip Hains
Joint Company Secretary

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889